Exhibit 3.1
Bylaw Amendment of Gleacher & Company, Inc.
Paragraph 4.1 of the Company’s Bylaws has been amended to state, in its entirety, as follows:
“4.1	Election or Appointment; Number

The officers of the Corporation shall be elected or appointed by the Board of Directors. The officers shall be a Chief Executive Officer, a Chief Operating Officer, a President, a Chief Financial Officer, a Secretary, a Treasurer, and such number of Vice Presidents, Assistant Secretaries and Assistant Treasurers, and such other officers, in each case as the Board of Directors may from time to time determine. Any person may hold two or more offices at the same time. Any officer may, but no officer need, be chosen from among the Board of Directors.”
Approved by the Board of Directors and effective October 27, 2010